SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G


             Under the Securities Exchange Act of 1934
                        (Amendment No. 14)*



                      BINDLEY WESTERN INDUSTRIES, INC.
                         (Name of Issuer)


                  COMMON STOCK, $.01 PAR VALUE
                  (Title of Class of Securities)


                          090324 10 4
                          (CUSIP Number)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))

CUSIP No.  090324 10 4

1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person

     William E. Bindley, I.R.S. Id. No. ###-##-####

2.   Check the appropriate box if a member of a group

     Not applicable

3.


4.   Citizenship or Place of Organization
     United States of America

5.   Sole Voting Power

     3,383,460 shares(1)

6.   Shared Voting Power

     -0-

7.   Sole Dispositive Power

     3,383,460 shares(1)

8.   Shared Dispositive Power

     -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     3,383,460 shares(1)

10.  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares

     [X]{2)
__________________

(1)   Includes presently exercisable stock options to purchase 163,502 shares.
(2)   Mr. Bindley disclaims ownership of 5,500 shares held by his spouse.

11.  Percent of Class Represented by Amount in Row 9

     21.3%

12.  Type of Reporting Person

     IN

ITEM 1(A).NAME OF ISSUER.

          Bindley Western Industries, Inc.

ITEM 1(B).ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

          10333 North Meridian Street, Suite 300
          Indianapolis, Indiana 46290

ITEM 2(A).NAME OF PERSON FILING.

          William E. Bindley

ITEM 2(B).ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE.

          10333 North Meridian Street, Suite 300
          Indianapolis, Indiana 46290

ITEM 2(C).CITIZENSHIP.

          United States of America

ITEM 2(D).TITLE OF CLASS OF SECURITIES.

          Common Stock, $.01 par value

ITEM 2(E).CUSIP NUMBER.

          090324 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (a) [   ]          Broker or Dealer registered under Section 15 of the
                            Act
         (b) [   ]          Bank as defined in Section 3(a)(6) of the Act
         (c) [   ]          Insurance Company as defined in Section 3(a)(19) of
                            the Act
         (d) [   ]          Insurance Company as defined under Section 8 of the
                            Investment Company Act
         (e) [   ]          Investment Adviser registered under Section 203 of
                            the Investment Advisors Act of 1940
         (f) [   ]          Employee Benefit Plan, Pension Fund which is
                            subject to the provisions of the Employee
                            Retirement Income Security Act of 1974 or Endowment
                            Fund; see Section 240.13d-1(b)(1)(ii)(F)
         (g) [   ]          Parent Holding Company, in accordance with Section
                            240.13d-1(b)(1)(ii)(G)
         (h) [   ]          Group, in accordance with Section 240.13d-
                            1(b)(1)(ii)(H)
  Not Applicable


ITEM 4.   OWNERSHIP.

ITEM 4(A).AMOUNT BENEFICIALLY OWNED:

          3,383,460 shares(1)

ITEM 4(B).PERCENT OF CLASS:

          21.3%

ITEM 4(C).NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)  sole power to vote or direct the vote:

               3,383,460 (1)

          (ii) shared power to vote or to direct the vote:

               -0-

          (iii)sole power to dispose or to direct the disposition of:

               3,383,460 (1)

          (iv) shared power to dispose or to direct the disposition of:

               -0-



__________________

(1)   Includes presently exercisable stock options to purchase 163,502 shares.


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable

ITEM 10.  CERTIFICATION.

          Not Applicable


                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 9, 1998             /S/ WILLIAM E. BINDLEY
                               William E. Bindley